82-1565

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
[redacted]

03007722

03 MAR 25 7:21

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	26 March, 2003
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	16 pages (including cover sheet)

SUPPL

GOODMAN FIELDER LIMITED – NOTICES OF INTEREST OF SUBSTANTIAL HOLDER – AUSTRALIA & NEW ZEALAND

Please see attached copy of an announcement released to the Australian Stock Exchange this morning.

Yours sincerely

PROCESSED
APR 24 2003
THOMSON FINANCIAL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

4/24

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

26 March 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Goodman Fielder Limited - Notices of change of interests of substantial holder - Australia and New Zealand

Please find enclosed letter dated 26 March 2003 to Goodman Fielder Limited together with notices required for Australia and New Zealand.

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Copy: New Zealand Stock Exchange

If you have any enquiries please call:		
Shareholder information lines:	Australia New Zealand	1300 888 943 0800 006 675
Media:	Graham Canning Peter Brookes	0418 866 214 0407 911 389

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

26 March 2003

BY COURIER
& Facsimile: (02) 8874 6068

Goodman Fielder Limited
75 Talavera Road
MACQUARIE PARK NSW 2113

Attention: Mr Ian Gilmour

Dear Sir

Notices of change of interests of substantial holder - Australia and New Zealand

We enclose, in accordance with the Corporations Act 2001, Form 604 – Notice of change of interests of substantial holder.

Also enclosed in accordance with the New Zealand Securities Markets Act 1988 is a Substantial Security Holder Notice.

Yours faithfully

HELEN GOLDING
Company Secretary

Attach.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Goodman Fielder Limited (the **Company**)

ACN/ARSN: 000 003 958

1. Details of substantial holder (1)

Name: Burns, Philp & Company Limited (ACN 000 000 359) (**Burns Philp**) and each of the companies listed in Annexure "B" (**Burns Philp Group**), each of the companies listed in Annexure "C" (**Rank Group**), BPC1 Pty Limited (ACN 101 665 918) (**BPC1**) and Mr Graeme Hart.

ACN (if applicable): (See also Annexure "B" and Annexure "C")

There was a change in the interests of the substantial holder on: 25/03/2003

The previous notice was given to the company on: 25/03/2003

The previous notice was dated: 25/03/2003

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interest in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	938,838,179	78.14% (based on 1,201,487,666 ordinary shares on issue)	985,184,547	81.95% (based on 1,202,187,666 ordinary shares on issue)

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Refer Annexure "A"	BPC1, Burns Philp, Burns Philp Group, Rank Group and Mr Hart	Acceptances of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D")	$1.635 cash for every ordinary share in the Company (being $1.87 per share, as adjusted to reflect the 3.5 cent dividend per share and 20 cent special dividend per share declared by the Company and the increase of $0.02 announced by Burns Philp on 13 March 2003).	46,598,787 ordinary shares	46,598,787 ordinary shares
		Reversals of acceptances (see Annexure "A")	Nil	252,419 ordinary shares	252,419 ordinary shares

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BPC1	BPC1	BPC1	Relevant interest under section 608(1) of the Corporations Act 2001 as the holder of ordinary shares.	834,314,657 ordinary shares	69.40%
	Unknown – various holders	BPC1	Relevant interest under section 608(1) of the Corporations Act 2001 as the purchaser of ordinary shares on-market in the ordinary course of trading. BPC1's power to vote or dispose of the ordinary shares is qualified until BPC1 is registered as holder of these shares.	2,000 ordinary shares	0.00%
	Unknown – various holders accepting BPC1's off-market takeover offer dated 3 January 2003 (see Annexure "D")	N/A	Relevant interest under section 608(1) pursuant to acceptances of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D").	150,867,890 ordinary shares	12.55%
Burns Philp	BPC1	BPC1	Relevant interest under section 608(3)(b) of the Corporations Act 2001, being a relevant interest held through a body corporate that Burns Philp controls. Burns Philp is not a registered holder of the securities and Burns Philp's ability to vote or dispose of the shares is qualified accordingly.	834,316,657 ordinary shares	69.40%
	Unknown – various holders accepting BPC1's off-market takeover offer dated 3 January 2003 (see Annexure "D")	N/A	Relevant interest under section 608(3)(b).	150,867,890 ordinary shares	12.55%

Burns Philp Group (other than Burns Philp), Rank Group and Mr Graeme Hart	BPC1	BPC1	Relevant interest under section 608(3)(a) of the Corporations Act 2001. None of the persons referred to is a registered holder of the securities and the ability of each of them to vote or dispose of the shares is qualified accordingly.	834,316,657 ordinary shares	69.40%
	Unknown – various holders accepting BPC1's off-market takeover offer dated 3 January 2003 (see Annexure "D")	N/A	Relevant interest under section 608(3)(a).	150,867,890 ordinary shares	12.55%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Not applicable	Please refer to Form 604 dated 20/12/2002

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
BPC1	Level 23, 56 Pitt Street, Sydney, NSW 2000
Burns Philp	Level 23, 56 Pitt Street, Sydney, NSW 2000
Burns Philp Group	See Annexure "B"
Rank Group	See Annexure "C"
Mr Graeme Hart	Level 12, 132-138 Quay Street, Auckland, New Zealand

Signature

print name **HELEN GOLDING** capacity **Secretary**

sign here date 26/03/2003

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A" to Form 604

This is Annexure "A" of 1 page referred to in Form 604 signed by me and dated 26 March 2003.

26 March 2003

Date

~~Director~~/Secretary

Acceptance of Offer dated 3 January 2003 made under BPC1's off-market takeover bid (see Annexure "D")

Date of change	Class and number of securities affected	Person's votes affected
25/03/2003	46,598,787 Ordinary shares	46,598,787
Total	46,598,787	46,598,787

Acceptances reversed due to:-

- **Cancellation of duplication of acceptances.**

Date of change	Class and number of securities affected	Person's votes affected
25/03/2003	252,419 Ordinary shares	252,419
Total	252,419	252,419
Net Acceptances	46,346,368	46,346,368

Annexure "B" to Form 604

This is Annexure "B" of 4 pages referred to in Form 604 signed by me and dated 26 March 2003.

26 March 2003

Date

~~Director~~/Secretary

Burns, Philp & Company Limited (ACN 000 000 359) is the controlling entity of BPC1 Pty Limited (ACN 101 665 918).

Set out below are related bodies corporate of BPC1 Pty Limited.

Company	ACN	Registered Office
Burns, Philp & Company Limited	000 000 359	Level 23, 56 Pitt Street, Sydney NSW 2000
Bevsel Pty Limited	065 601 621	Level 23, 56 Pitt Street, Sydney NSW 2000
BPT South Pacific Pty Limited	050 105 452	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Australia Pty Limited	101 664 082	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Camellia Pty Limited	003 925 040	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Capital Pty Limited	100 768 803	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Custodians Pty Limited	003 853 629	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Holdings Pty Limited	000 003 010	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Overseas Holdings Limited	000 010 711	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Overseas Investments Pty Limited	101 664 840	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Properties Pty Limited	008 443 856	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Food Services Pty Limited	003 994 250	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Hardware Holdings Pty Limited	001 810 206	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp International Investments Pty Limited	000 010 739	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Investments Pty Limited	000 023 807	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Microbiology Pty Limited	055 780 713	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Middle East Pty Limited	077 288 021	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Overseas Holdings Limited	004 474 551	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Pakistan Pty Limited	068 581 653	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Shipping Holdings Pty Limited	000 086 000	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp South America Pty Limited	072 208 309	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Technology & Development Pty Limited	003 994 241	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Technology Pty Limited	061 602 506	Level 23, 56 Pitt Street, Sydney NSW 2000
Burns Philp Treasury (Australia) Limited	003 731 986	Level 23, 56 Pitt Street, Sydney NSW 2000
E L Bell Pty Limited	003 853 594	Level 23, 56 Pitt Street, Sydney NSW 2000
Indonesian Yeast Company Pty Limited	061 753 026	Level 23, 56 Pitt Street, Sydney NSW 2000
Integrated Ingredients Indonesia Pty Limited	064 996 247	Level 23, 56 Pitt Street, Sydney NSW 2000
Integrated Ingredients Pty Limited	003 853 647	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Argentina Pty Limited	003 994 312	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Brazil Pty Limited	060 142 038	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Chile Pty Limited	061 325 157	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation China Pty Limited	051 675 775	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation India Pty Limited	063 797 759	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Indonesia Pty Limited	001 515 617	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Malaysia Pty Limited	051 611 628	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Philippines Pty Limited	068 581 493	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Fermentation Vietnam Pty Limited	066 107 426	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Grocery Pty Limited	003 853 610	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Integrated Ingredients Pty Limited	000 385 026	Level 23, 56 Pitt Street, Sydney NSW 2000
Mauri Yeast Australia Pty Limited	003 853 656	Level 23, 56 Pitt Street, Sydney NSW 2000
MBT Engineering Pty Limited	000 106 178	Level 23, 56 Pitt Street, Sydney NSW 2000
MBT Fabrication Services Pty Limited	069 533 160	Level 23, 56 Pitt Street, Sydney NSW 2000
Nanged Pty Limited	060 337 993	Level 23, 56 Pitt Street, Sydney NSW 2000

Attachment continues with details of overseas related bodies corporate of BPC1 Pty Limited.

Company	Registered No.	Registered Office
COMPANIA ARGENTINA DE LEVADURAS S.A.I.C.	No. 950, Book No. 49, Volume A of Corporations. IGJ Dossier No. 180.240.	MARCELO T. DE ALVEAR 624 1 P. 1058, BUENOS AIRES, ARGENTINA
SUDAMERICANA DE LEVADURAS S.A. DE INVERSIONES	No. 1287 Book No. 9 Volume A of Corporations. IGJ Dossier No. 1,734,891	MARCELO T. DE ALVEAR 624 1 P. 1058, BUENOS AIRES, ARGENTINA
SURGRAS S.A.	No. 8673, Book No 122, Volume A of Corporations. IGJ Dossier No. 1,734,891	MARCELO T. DE ALVEAR 624 1 P. 1058, BUENOS AIRES, ARGENTINA
BURNS PHILP A & B LIMITED	C-32198(1319)/97	1, MOULVI BAZAR (2ND FLOOR), DHAKA 1100, BANGLADESH
E49 EMPREENDIMENTOS E PARTICIPACOES LTDA	184.109/02-4 – Board of Trade of the State of Sao Paulo	HEAD OFFICE ADDRESS: RUA CARDEAL ARCOVERDE, 1641 12TH FLOOR, SUITES 133 AND 134 (PART) 05407-002 SÃO PAULO, SP, BRAZIL
MAURI BRASIL INDÚSTRIA, COMÉRCIO E IMPORTACÃO LTDA	NIRC 35211762236*	HEAD OFFICE ADDRESS: RUA CARDEAL ARCOVERDE, 1641 12TH FLOOR, SUITES 133 AND 134 (PART) 05407-002 SÃO PAULO, SP, BRAZIL
BURNS PHILP FOOD LIMITED	398809-1	31 AIRLIE STREET, LASALLE, QUEBEC H8R 1Z8 CANADA
BURNS PHILP CHILE INVERSIONES LIMITADA	FS 20401 No. 16803	MIRAFLORES 222 PISO NO. 24 SANTIAGO, CHILE
HARBIN MAURI YEAST COMPANY LIMITED		1 TONGCHENG STREET, ACHENG CITY HARBIN, HEILONGJIANG PROVINCE P.R. CHINA
HEBEI MAURI FOOD COMPANY LIMITED		NO. 1 GUNGYEBEIDAJIE ZHANGBEI ZHEN ZHANGBEI COUNTY, HEBEI PROVINCE, P.R. CHINA
PANYU MAURI FOOD CO LIMITED		MEISHAN INDUSTRIAL AREA HUANGGE TOWN, PANYU CITY GUANGZHOU PROVINCE, P.R. CHINA
YANTAI MAURI YEAST COMPANY LIMITED		DOUYU TOWN FUSHAN DISTRICT YANTAI, SHANDONG PROVINCE, P.R. CHINA
BURNS PHILP COLOMBIA S.A	Public Deed No. 3834	BOGOTA DC, COLOMBIA
GREENSTED S.A. SUCURSAL COSTA RICA (BRANCH)	Corporate Identity No. 3-012-328923	NO REGISTERED ADDRESS. FOR NOTIFICATION PURPOSES: PO BOX 5069, 1000, SAN JOSE, COSTA RICA (LOCAL ATTORNEY'S PREMISES)
BURNS PHILIP ECUADOR S.A.	Resoluton No. 02.Q.I.J. 3025	AVENIDA REPUBLICA DE EL SALVADOR NO. 1082 TORRE LONDRES. NOVENO PISO QUITO, ECUADOR (LOCAL ATTORNEY'S PREMISES)
GREENSTED S.A. SUCURSAL EL SALVADOR (BRANCH)		SAN SALVADOR, EL SALVADOR
BEG FRANCE S.A.R.L.	B 347 394 058/ Lyon	IMMEUBLE LYON BUSINESS CENTRE 50 RUE DE L'ABONDANCE 69421 – LYON CEDEX 03 FRANCE
BEG BACKHEFE EXPORT GMBH	HRB 31806, Hamburg	HAMBURG GERMANY
BURNS PHILP DEUTSCHLAND EXPORT NAHRUNGSMITTEL-VERTRIEBSGESELL SCHAFT MBH	HRB 65889	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
BURNS PHILP DEUTSCHLAND GMBH	HRB 65911	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
BURNS PHILP DEUTSCHLAND GRUNDBESITZ GMBH	HRB 65874	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY

DEUTSCHE HEFEWERKE GMBH & CO OHG	HR A 89686, Hamburg, as a private firm	HAMBURG GERMANY
DEUTSCHE HEFEWERKE VERWALTUNGS GMBH	HRB 67571	WANDSBEKER ZOLLSTRASSE 59 22041 HAMBURG GERMANY
HEFE-PATENT GMBH	HRB 3370*	BERLIN-CHARLOTTENBURG GERMANY
BURNS PHILP GUATEMALA S.A.		AVENIDA REFORMA 15-54 ZONA 9 EDIFICIO REFORMA OBELISCO, TERCER NIVEL, 01009, GUATEMALA (LOCAL ATTORNEY'S PREMISES)
GREENSTED S.A. SUCURSAL HONDURAS (BRANCH)		HONDURAS
BURNS PHILP INDIA (PRIVATE) LIMITED	21-24601 OF 1960	60 C, CHOWRENGHEE ROAD, CALCUTTA INDIA
COCHIN SPICES PRIVATE LIMITED	09-06079 OF 1991	COCHIN INDIA
MAURI YEAST INDIA (PRIVATE) LIMITED	18-45795 OF 2000	NO. 2, GANAPATHY COLONY (OFF CENATOPH II LANE) TEYNAMPET CHENNAI 600 018, INDIA
BURNS PHILP ALIMENTOS S. DE R.L. DE C.V.		C/- CENTRO INTERNACIONAL DE SERVICIOS EMPRESARIALES FLORENCIA 57 3ER PISO COL. JUAREZ MEXICO, D.F. C.P. 06600
BURNS PHILP MEXICO, S.A. DE C.V.		C/- CENTRO INTERNACIONAL DE SERVICIOS EMPRESARIALES FLORENCIA 57 3ER PISO COL. JUAREZ MEXICO, D.F. C.P. 06600
BURNS PHILP NETHERLANDS EUROPEAN HOLDINGS B.V.	33259411	AMSTERDAM (STATUTORY SEAT) DE BOELELAAN 7 OFFICIA 1, 1083HJ AMSTERDAM PO BOX 71744, 1008DE AMSTERDAM
BURNS PHILP TREASURY (EUROPE) B.V.	33256930	WAPENVELD (STATUTORY SEAT) DE BOELELAAN 7 OFFICIA 1, 1083HJ AMSTERDAM PO BOX 71744, 1008DE AMSTERDAM
BURNS PHILP FINANCE NEW ZEALAND LIMITED	1262084	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
BURNS PHILP (NEW ZEALAND) LIMITED	AK 112484	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
NEW ZEALAND FOOD INDUSTRIES LIMITED	AK 024546	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
PINNACLE NZ LIMITED	AK 050423	54 PONSONBY ROAD PO BOX 3974 AUCKLAND 1 NEW ZEALAND
GREENSTED S.A. (BRANCH)	No. 20, 784-B2, Pages 266/305; volume 770-B2, second book of Corporations and No. 55034-A, Pages 70/71, volume 147-A, Book of persons	MANAGUA, NICARAGUA. FOR NOTIFICATION PURPOSES: ALTAMIRA D'ESTE ROTONDA MADRID 235 MANAGUA, NICARAGUA (LOCAL ATTORNEY'S PREMISES)
BURNS PHILP PERU S.A.C.	File 11405645 Lima's company registry (Registro De Personas Juridicas De Lima)	LIMA, PERU. FOR TAX PURPOSES: LAS BEGONIAS 475, SIXTH FLOOR SAN ISIDRO, LIMA 27, PERU
MAURI FERMENTOS, SA	959	CACHOFARRA 2910-324 SETOBAL PORTUGAL
BURNS PHILP FOOD SA	A 80208655	C/- LEVADURA 5 14710 VILLARRUBIA CORDOBA, SPAIN
BURNS PHILP LANKA (PRIVATE) LIMITED	PBS 660/PVS	124, TEMPLERS ROAD, MOUNT LAVINIA SIR LANKA
MAURI MAYA SANAYI A.S.		AKSAKAL BANDIRMA, TURKEY

BURNS PHILP (U.K.) PLC	2134749	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
BURNS PHILP EUROPE LIMITED	2883738	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
BURNS PHILP PENSION PLAN LIMITED	02388847V	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
S HOFFNUNG & CO	74301	VICTORIA HOUSE 15, GAY STREET BATH, BA1 2PH, U.K.
BPCUS1 INC.	Delaware Reg. No. 3599042	THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DE 19801, USA
BURNS PHILP CAPITAL (U.S.) INC.	Delaware Reg. No. 3615529	THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DE 19801, USA
BURNS PHILP FOOD INC	Fed. ID. 22-2723920	CT CORPORATION 818 WEST SEVENTH STREET LOS ANGELES CA 90017 USA
BURNS PHILP INC.	Fed.ID. 94-3006329	THE CORPORATION TRUST COMPANY, 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DE 19801, USA
TONE BROTHERS INC	FED.ID. 42-1128279	C/- C T CORPORATION SYSTEM 2222 GRAND AVENUE DES MOINES, IA 50312 USA
FITAMAR S.A.	No. 1896 Fo. 2443 Lo. No. 2	ESPINILLO 1423 MONTEVIDEO URUGUAY
FLODDEN S.A.	No. 4597	YAGUARON 1407 – OF. 607 MONTEVIDEO URUGUAY
GREENSTED S.A.	No. 5551	JUNCAL 1327 – UNIDAD 2201 MONTEVIDEO URUGUAY
LEVADURA URUGUAYA S.A.	No. 144 FO. 603 LO. No. 2	CARLOS ANTONIO LOPEZ 7547 12400 MONTEVIDEO URUGUAY
BURNS PHILP VENEZUELA S.A.	No. 23 Volume 694-A-QTO	CARACAS, VENEZUELA
MAURI-LA NGA FERMENTATION CO. LTD		PHU NGOC WARD TAN PHU DISTRICT DONG NAI PROVINCE VIETNAM

Annexure "C" to Form 604

This is Annexure "C" of 1 page referred to in Form 604 signed by me and dated 26 March 2003.

26 March 2003

Date

~~Director~~/Secretary

Members of the Rank Group

NAME	REGISTERED NUMBER
Rank Group Limited	AK100090
Kintron Developments Limited	AK860967
Bluemont Properties Limited	AK921168
Zelda Holdings Limited	AK921165
Buckvale Enterprises Limited	AK921167
Millstreet Investments Limited	AK635613
Rank Holdings Limited	AK1188967
Rank Commercial Limited	AK1188966
Rank Investments Limited	AK1188968
Bredgar Investments Limited	AK8704361
Tenham Investments Limited	AK1197306
Berengrove Investments Limited	AK1197305
Barberton Investments Limited	AK921169
New Zealand Dairy Foods Limited	AK45065
New Zealand Dairy Foods Holdings Limited	AK1197309
Algoma Investments Limited	AK581415
Felham Enterprises (Cayman) Limited	Registered in the Cayman Islands

Annexure "D" to Form 604

This is Annexure "D" of 1 page referred to in Form 604 signed by me and dated 26 March 2003.

26 March 2003

Date

~~Director~~/Secretary

Offer terms

The terms of the Offer are set out in the following documents:

1. The Bidder's Statement Offer - Section 9 The Offer (attached as Annexure "D" to Form 604 dated 31 January 2003);
2. Acceptance Form (attached as Annexure "D" to Form 604 dated 31 January 2003);
3. Notice of Variation dated 14 January 2003 - Withdrawal Rights (attached as Annexure "D" to Form 604 dated 31 January 2003);
4. Notice of Variation dated 22 January 2003 - Extension of Offer Period (attached as Annexure "D" to Form 604 dated 31 January 2003);
5. Notice of Variation dated 5 February 2003 - Extension of Offer Period (attached as Annexure "D" to Form 604 dated 7 February 2003);
6. Notice of Variation dated 21 February 2003 - Extension of Offer Period (attached as Annexure "D" to Form 604 dated 5 March 2003);
7. Notice of Variation dated 3 March 2003 - Extension of Offer Period (attached as Annexure "D" to Form 604 dated 5 March 2003);
8. Notice of Variation dated 17 March 2003 - Change in offer price and extension of offer to recently issued shares (attached as Annexure "D" to Form 604 dated 19 March 2003); and
9. Notice of Variation dated 18 March 2003 - Extension of offer to recently issued shares (attached as Annexure "D" to Form 604 dated 19 March 2003).

Form 1

Reg. 4

(Securities Markets Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder (section 20(3))
- [ ] Notice that a person has ceased to be a substantial security holder (section 21(3))
- [√] Notice of change in the number of voting securities in which a substantial security holder has a relevant interest (section 21(2))
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (section 22)

1*. Goodman Fielder Limited
Name of public issuer

Burns, Philp & Company Limited
Name of substantial security holder

Level 23, 56 Pitt Street, Sydney, New South Wales, Australia
Address of substantial security holder

Philip West
Contact name for queries

61 2 9259 1384
Telephone number

2*. 985,184,547
Total number of voting securities of the public issuer in which a relevant interest is held

1,202,187,666
Total number of voting securities issued by public issuer

81.95%
Total percentage

Ordinary Shares
Class of voting securities

One
Number of votes attached to each voting security in that class

3*.

BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
985,184,547 Number of voting securities of the class in which a beneficial relevant interest is held	0 Number of voting securities of the class in which a non-beneficial relevant interest is held
81.95% Percentage held at date of THIS notice	0% Percentage held at date of THIS notice
78.14% Percentage held at date of LAST notice (if any)	0% Percentage held at date of LAST notice (if any)

4*.

DETAILS OF EACH RELEVANT INTEREST		DETAILS OF EACH RELEVANT INTEREST	
5*. BPC1 Pty Limited Name(s) of registered holder(s)		 Name(s) of registered holder(s)	
6*. 25 March 2003 Date(s) of transaction(s)		 Provision(s) of section 5	 Date(s) of transaction(s)
7*. 46,346,368 Number of voting securities	NZ$1.7753 per share (A$1.635 per share) Consideration (expressed in NZ$)	 Number of voting securities	 Consideration (expressed in NZ$)

(See notes on page 2)
Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation - forms part of this notice .... ☐

is not required to be filed .... ☑ √

has already been filed with the notices dated .... ☐

9*.

N/A	25 March 2003	
Number of pages that accompany this notice (if any)	Date of last notice (if any)	Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

[signature]	Helen Dorothy Golding	26 March 2003
Signature (unless filed by electronic means other than facsimile)	Full name	Date

Notes:

The change in number of voting securities results from the receipt by BPC1 Pty Limited of further acceptances from a wide range of Goodman Fielder shareholders under BPC1 Pty Limited's takeover offer for Goodman Fielder (which is now unconditional).

The consideration payable for the shares under the takeover offer is now A$1.635 per share. The original consideration of A$1.85 has been adjusted by the 3.5 cents dividend declared by Goodman Fielder, which had a record date of 21 February 2003 and was payable on 14 March 2003, and the 20 cents special dividend declared by Goodman Fielder, which had a record date of 7 March 2003 and is payable on 11 April 2003. On 13 March 2003 Burns Philp announced it has increased the effective Offer price from $1.615 to $1.635.

For the purposes of this notice the consideration has been converted from A$ to NZ$ at a rate of A$1.00 equals NZ$1.0858. The consideration payable to shareholders, whose address in the Goodman Fielder register of members is in New Zealand, and who did not tick the box on the Acceptance Form to receive payment in A$, will be converted from A$ to NZ$ in accordance with the terms of the Bidder's Statement. The conversion rate applied in accordance with the terms of the Bidder's Statement will differ from the conversion rate used for the purposes of this notice.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 2 9259 1371
FAX: (02) 9247 3272

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING - Company Secretary**
Date:	**26 March 2003**
Subject	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**20 pages (including cover sheet)**

ASX ANNOUNCEMENTS -
1. **APPENDIX 3B - EXERCISE OF OPTIONS**
2. **NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL SHAREHOLDER**
3. **APPENDIX 3Y - CHANGE OF DIRECTOR'S INTEREST NOTICE**

Please see attached copies of three announcements released to the Australian Stock Exchange this evening.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Att.

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INTERNATIONAL +61 (2) 9259 1371
FAX: (02) 9247 3272

26 March 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

APPENDIX 3B - EXERCISE OF OPTIONS

I enclose Appendix 3B (New issue announcement, application for quotation of additional securities and agreement) in respect of 350,000,000 Ordinary Shares issued pursuant to the exercise of 350,000,000 Options. The exercise price for the exercise of Options was paid in cash. Following allotment and approval of quotation the quoted securities of the Company will be:-

1,410,440,239	ordinary shares fully paid (BPC)
797,381,828	converting preference shares fully paid (BPCPA)
621,801,416	options expiring 14 August 2003 exercisable at 20 cents (BPCO)

Yours sincerely

HELEN GOLDING
Company Secretary

Encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Burns, Philp & Company Limited

ABN

65 000 000 359

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	350,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the ordinary shares are set out in the Company's Constitution.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20 per ordinary share for the exercise of Options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued upon the exercise of 350,000,000 Options (ASX Code BPCO).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 March 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	(a) 1,410,440,239	(a) Ordinary Shares
		(b) 797,381,828	(b) Converting Preference Shares
		(c) 621,801,416	(c) Options

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one) Not applicable. Under Listing Rule 16.4 no fee is payable where an entity is seeking quotation of shares following the conversion of quoted securities.

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 March 2003
(~~Director~~/Company secretary)

Print name: HELEN GOLDING

== == == == ==

+ See chapter 19 for defined terms.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

26 March 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL SHAREHOLDER

Please find attached copy of Form 604, Notice of change of interests of substantial shareholder, lodged by Rank Group Limited ("Rank"). This change has resulted from a subsidiary of Rank being issued 350,000,000 ordinary shares following the exercise of options today.

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme BURNS, PHILP & COMPANY LIMITED (the "Company")

ACN/ARSN ACN 000 000 359

1. Details of substantial holder (1)

Name RANK GROUP LIMITED ("Rank") and each of the companies listed in Annexure "A" ("Rank Group") and Mr. Graeme Hart

ACN (if applicable)

There was a change in the interests of the substantial holder on 26/03/2003

The previous notice was given to the company on 12/12/2002

The previous notice was dated 12/12/2002

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interest in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	355,542,415	33.77%	705,542,415	50.02%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
26/03/03	Kintron Developments Limited	The exercise of 350,000,000 options to acquire shares in the Company whose exercise was approved by the Company's shareholders at extraordinary general meetings of the Company held on 26 February 1998 and 11 June 1999.	$70,000,000 (the exercise price for each options is $0.20)	350,000,000 Ordinary shares	350,000,000
26/03/03	Rank	The exercise of options to acquire shares in the Company by Kintron Developments Limited, referred to above.		350,000,000 Ordinary shares	350,000,000

26/03/03	Rank Group	The exercise of options to acquire shares in the Company by Kintron Developments Limited, referred to above.		350,000,000 Ordinary shares	350,000,000
26/03/03	Mr. Graeme Hart	The exercise of options to acquire shares in the Company by Kintron Developments Limited, referred to above.		350,000,000 Ordinary shares	350,000,000

4. **Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Kintron Developments Limited	Kintron Developments Limited	Kintron Developments Limited	Relevant interest under section 608(1) of the Corporations Act as the holder of securities.	591,368,788 Ordinary shares	591,368,788 Ordinary shares
Millstreet Investments Limited	Millstreet Investments Limited	Millstreet Investments Limited	Relevant interest under section 608(1) of the Corporations Act as the holder of securities.	114,173,627 Ordinary shares	114,173,627 Ordinary shares
Rank	Kintron Developments Limited	Kintron Developments Limited	Relevant interest under section 608(3)(b) of the Corporations Act, being a relevant interest held through a body corporate that Rank controls. Rank is not a registered holder of the securities and Rank's ability to vote or dispose of the shares is qualified accordingly.	591,368,788 Ordinary shares	591,368,788 Ordinary shares
	Millstreet Investments Limited	Millstreet Investments Limited	Relevant interest under section 608(3)(b) of the Corporations Act, being a relevant interest held through a body corporate that Rank controls. Rank is not a registered holder of the securities and Rank's ability to vote or dispose of the shares is qualified accordingly.	114,173,627 Ordinary shares	114,173,627 Ordinary shares

Rank Group	Kintron Developments Limited	Kintron Developments Limited	Relevant interest under section 608(3)(a) of the Corporations Act, being a relevant interest held through a body corporate in which members of the Rank Group have a voting interest of above 20%. No member of the Rank Group is a registered holder of the securities and its ability to vote or dispose of the shares is qualified accordingly.	591,368,788 Ordinary shares	591,368,788 Ordinary shares	
	Millstreet Investments Limited	Millstreet Investments Limited	Relevant interest under section 608(3)(a) of the Corporations Act, being a relevant interest held through a body corporate in which members of the Rank Group have a voting interest of above 20%. No member of the Rank Group is a registered holder of the securities and its ability to vote or dispose of the shares is qualified accordingly.	114,173,627 Ordinary shares	114,173,627 Ordinary shares	
Mr Graeme Hart	Kintron Developments Limited	Kintron Developments Limited	Relevant interest under section 608(3)(b) of the Corporations Act, being a relevant interest held through a body corporate that Mr Hart controls. Mr Hart is not a registered holder of the securities and Mr Hart's ability to vote or dispose of the shares is qualified accordingly.	591,368,788 Ordinary shares	591,368,788 Ordinary shares	
	Millstreet Investments Limited	Millstreet Investments Limited	Relevant interest under section 608(3)(b) of the Corporations Act, being a relevant interest held through a body corporate that Mr Hart controls. Mr Hart is not a registered holder of the securities and Mr Hart's ability to vote or dispose of the shares is qualified accordingly.	114,173,627 Ordinary shares	114,173,627 Ordinary shares	

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Kintron Developments Limited	Kintron Developments Limited is an associate of Rank pursuant to section 12(2)(a)(i) of the Corporations Act
Millstreet Investments Limited	Millstreet Investments Limited is an associate of Rank pursuant to section 12(2)(a)(i) of the Corporations Act
Rank Group	Members of the Rank Group are associate of Rank and each other pursuant to section 12(2)(a)(i), (ii) or (iii) of the Corporations Act
Mr Graeme Hart	Mr Hart is an associate of Rank pursuant to section 12(2)(a)(i) of the Corporations Act

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Kintron Developments Limited	Level 12, 132-138 Quay Street, Auckland, New Zealand
Millstreet Investments Limited	Level 12, 132-138 Quay Street, Auckland, New Zealand
Rank	Level 12, 132-138 Quay Street, Auckland, New Zealand
Rank Group	See Annexure "A"
Mr Graeme Hart	Level 12, 132-138 Quay Street, Auckland, New Zealand

[redacted]

Signature

print name G.R. HART capacity Director

sign here date 26/03/2003

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure "A" to Form 603

This is Annexure "A" of 1 page referred to in Form 604 signed by me and dated 26 March 2003.

Date 26 March 2003 **Director**

Members of Rank Group

NAME	REGISTERED NUMBER
Rank Group Limited	AK100090
Kintron Developments Limited	AK860967
Bluemont Properties Limited	AK921168
Zelda Holdings Limited	AK921165
Buckvale Enterprises Limited	AK921167
Millstreet Investments Limited	AK635613
Rank Holdings Limited	AK1188967
Rank Commercial Limited	AK1188966
Rank Investments Limited	AK1188968
Bredgar Investments Limited	AK8704361
Tenham Investments Limited	AK1197306
Berengrove Investments Limited	AK1197305
Barberton Investments Limited	AK921169
New Zealand Dairy Foods Limited	AK45065
New Zealand Dairy Foods Holdings Limited	AK1197309
Algoma Investments Limited	AK581415
Felham Enterprises (Cayman) Limited	Registered in the Cayman Islands

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

26 March 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

APPENDIX 3Y - CHANGE OF DIRECTOR'S INTEREST NOTICE

Please find attached Appendix 3Y, Change of Director's Interest Notice, providing details of changes of interest of Mr Hart as required under Listing Rule 3.19A.2.

Yours faithfully

HELEN GOLDING
Company Secretary

Encl

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BURNS, PHILP & COMPANY LIMITED
ABN	65 000 000 359

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of last notice	17 December 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities registered in the name of Millstreet Investments Limited and Kintron Developments Limited, wholly owned subsidiaries of Rank Group Limited which is wholly owned by Mr Hart (see Form 604 given to Burns, Philp & Company Limited by Rank Group Limited dated 26 March 2003 and copied to ASX).
Date of change	26 March 2003
No. of securities held prior to change	Millstreet Investments Limited: 114,173,627 Ordinary Shares 30,028,610 Converting Preference Shares No Options Kintron Developments Limited: 241,368,788 Ordinary Shares 507,615,601 Converting Preference Shares 736,128,686 Options

+ See chapter 19 for defined terms.

Class	Ordinary Shares, Converting Preference Shares and Options.
Number acquired	Kintron Developments Limited: 350,000,000 Ordinary Shares
Number disposed	Kintron Developments Limited: 350,000,000 Options
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The exercise price for each Option was $0.20. Aggregate consideration was $70,000,000.
No. of securities held after change	Millstreet Investments Limited: 114,173,627 Ordinary Shares 30,028,610 Converting Preference Shares Kintron Developments Limited: 591,368,788 Ordinary Shares 507,615,601 Converting Preference Shares 386,128,686 Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.